Private Media Group, Inc.

Calle de la Marina 16-18,

Floor 18, Suite D,

08005 Barcelona, Spain

Telephone +011 34 93 620 8090

November 19, 2009

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3561

Washington, D.C. 20549-0306

Attention: Max A. Webb

Assistant Director

Re:	Private Media Group, Inc.
Definitive Proxy Statement on Schedule 14A
Filed November 3, 2009
S.E.C. File No. 000-25067

Dear Mr. Webb:

This letter sets forth the responses of Private Media Group, Inc. (the “Company”, “we” or “our”) to the comments of the staff of the U. S. Securities and Exchange Commission (the “Commission”) contained in your letter dated November 4, 2009, as supplemented by conversations between our counsel and the staff. Our responses set forth below correspond to the comments as numbered in the staff’s November 4 letter. For your convenient reference we have also included each of the staff’s comments with our response below.

In view of the staff’s comments, the Company has elected to amend and restate the section in the Proxy Statement entitled “Proposal No. 2.” to include supplemental information relating to the acquisition of GameLink and the related earnout provisions. The revised section is being filed today on the Edgar system as revised definitive proxy materials (DEFR14A) and will be made available to the Company’s shareholders as soon as practicable thereafter. For your convenience I have enclosed a copy of the revised section, marked to reflect changes from the section as filed with the Commission on November 3, 2009.

U.S. Securities and Exchange Commission

Division of Corporation Finance

November 19, 2009

Discussion

Comment No. 1

1. We note that you are soliciting shareholder approval for issuance of greater than 20% of the number of shares of your outstanding common stock in connection with the acquisition of the Game Link companies, yet Game Link appears to account for less than 20% of your revenues, income or assets as of the most recent audited reporting period at the time of the transaction. Please revise to explain why you decided to issue more than 20% of your shares at below market price for this acquisition prior to receiving shareholder approval. Also explain why financial statements of Game Link are not material to a voting decision for Proposal No. 2.

Response to Comment No. 1

Proposal No. 2 is to approve the proposed issuance of shares in connection with the acquisition of Game Link LLC and related companies. The transaction was completed on January 20, 2009, with all conditions precedent to the closing of the transaction having been satisfied. Under applicable laws and regulatory requirements, no approval of the Company’s shareholders is necessary to effect the acquisition. However, as is reflected in the Proxy Statement, NASDAQ Marketplace Rule 5635 (formerly Rule 4350) requires Nasdaq listed issuers to obtain shareholder approval of any issuance or potential issuance of stock equal to 20% or more of the outstanding listed shares. Accordingly, the acquisition agreement required that the Company obtain shareholder approval before it would be required to issue shares in excess of the Nasdaq 20% rule.

The agreement further provided, in substance, that if for any reason the Company was unwilling or unable to issue these additional shares (in excess of 20%), the Company would instead be required to pay cash in lieu of shares, based upon the value of the shares at the time they would otherwise be issuable. As the Proxy Statement indicates, if Proposal No. 2 is not approved by the shareholders, and if Earnout Shares in excess of 2,118,789 shares (a maximum of 2,413,613 shares) are otherwise earned, the excess share amount (up to a maximum of 2,413,613 shares) would instead be paid in cash valued at the fair market value of the shares at the time the shares were earned. Approval or disapproval of Proposal No. 2 would have no impact on the Company’s ability to issue 8,534,309 non-earnout shares or up to 2,118,789 earnout shares or its obligation to pay all or any portion of the earnout price.

Turning to the staff’s comment no. 1, it states that Game Link appears to account for less than 20% of the Company’s revenues as of the most recent auditing period at the time of the transaction. The Company’s reported (audited) revenues for 2007 were EUR

U.S. Securities and Exchange Commission

Division of Corporation Finance

November 19, 2009

24,990,000; during this same period Game Link’s reported revenues were EUR 11,845,00, or 47% of the Company’s 2007 total revenues. Comparable figures for 2008 are contained in the Company’s Form 10-K for 2008, which is incorporated by reference into the Proxy Statement.

Further, we do not agree with your statement: “Please revise to explain why you decided to issue more than 20% of your shares at below market price for this acquisition prior to receiving shareholder approval.” We are not aware of anything in the Company’s SEC filings or other public statements which states or suggests that this acquisition involved an issuance of shares “at below market price.” Form 10-Q for the quarter ended March 31, 2009, clearly reflects a fair market valuation for the issuance of these shares.

Information regarding the purpose and perceived value of this acquisition has been made available to the public and has previously been incorporated by reference in the definitive Proxy Statement, which reflects the strategic nature of this acquisition and the post-acquisition synergies which are expected to contribute to future growth and profitability. In this regard, we note the following discussion contained on page 15 of the 2008 Form 10-K, incorporated by reference into the Proxy Statement:

The acquisition of GameLink is a significant development that will substantially contribute to our growth, while creating economies of scale. We have been establishing our digital strategy for the last year, and concluded that the combination of Private with a major online retailer and accomplished platform developer is the approach to achieving our goals in the rapidly changing business landscape. The combined content assets of Private and core competencies of GameLink offer a compelling new business model. We will be expanding our joint internet strategies globally with new formats and applications to be launched in 2009. Additionally, we will be developing improved interactive functionality for new media platforms such as IPTV and mobile, and maximizing our content monetization with the existing vast Private library as well as aggregation of select international studios offering a wide range of content and genres for all platform needs. With this expanded digital strategic focus we will be announcing a variety of compelling new initiatives during 2009.

For the convenience of the reader we have now included a similar discussion in the revised proxy materials discussing Proposal No. 2.

The staff further requests us to “explain why financial statements of Game Link are not material to a voting decision for Proposal No. 2.” We have not include historical financial statements or pro forma financial information (nor was this information included as part of the Form 8-K reporting the acquisition in January 2009), as the

U.S. Securities and Exchange Commission

Division of Corporation Finance

November 19, 2009

Company has previously determined, after consultation with its auditors, BDO Seidman, that the acquisition is not “significant” under the applicable provisions of Regulation S-X, and we have included an explanation to this effect in the revised proxy materials. This conclusion has not been impacted by the recently completed acquisition of Sureflix Digital Distribution Inc. and Sureflix Digital Logistics Inc., reported on Form 8-K filed on November 3, 2009, as this acquisition was not “related” to the GameLink acquisition under Regulation S-X.

We also believe that historical financial statements of the acquired company would be of limited value where, as here, the earnout calculation is based upon combined results of operations of the acquired operations and a segment of the acquiring company over a three year following the completion of the acquisition. However, we have supplemented the discussion in Proposal No. 2 to present information regarding the valuation of the assets and liabilities of the acquired company, which information has previously been reported in Form 10-Q for the quarter ended June 30, 2009, and the potential impact of another recent acquisition completed in October 2009.

Comment No. 2

2. We note that former shareholders of the Game Link companies are entitled to “earnout shares” earned in relation to achieving certain EBITDA targets. It is unclear why these targets are not disclosed in the proxy statement so that investors could understand the consequences of their vote.

Response to Comment No. 2

Although the Company has previously reported the EBITDA targets in Form 10-Q’s for the quarters ended March 31, 2009, and June 30, 2009, and believes these earnout targets will be achieved, we did not present the specific earnout targets in the Proxy Statement as we did not believe that this information would be material to the exercise of prudent judgment in the narrow context of Proposal No. 2, i.e. to determine whether a portion of the Earnout consideration, if earned, should be payable in shares or cash. In view of the Staff’s concerns, we have revised Proposal No. 2 to include information regarding the specific earnout targets.

*                    *                     *

In accordance with your request, we acknowledge the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

U.S. Securities and Exchange Commission

Division of Corporation Finance

November 19, 2009

•	staff comments or changes in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding this matter please feel free to contact me directly. My telephone number is + 011 34 93 620 8090.

Sincerely,

Private Media Group, Inc.

By:	/s/ Johan Gillborg
Johan Gillborg, CFO
Private Media Group, Inc.

cc:	Max A. Webb (w/enclosure)
via facsimile no. 202-772-9202
Lauren Nguyen (w/enclosure)
via facsimile no. 703-813-6967

EXPLANATORY NOTE

Private Media Group, Inc. is amending and restating in its entirety the section entitled “PROPOSAL NO. 2” in its definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission filed on November 3, 2009, in order to provide additional information relating to the acquisition of Game Link LLC and its affiliate on January 20, 2009.

PROPOSAL NO. 2

APPROVAL OF THE ISSUANCE OF SHARES OF COMMON STOCK IN CONNECTION

WITH THE ACQUISITION OF THE GAMELINK COMPANIES

Following is a description of the principal terms of the Company’s acquisition of the GameLink companies and issuance of its common stock. Additional details regarding the acquisition are contained in the acquisition agreement that is an exhibit to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 23, 2009.

On January 20, 2009, Private completed the acquisition of 100% of the business of Game Link LLC and its affiliate, eLine, LLC (collectively, “GameLink companies”) pursuant to an Agreement and Plan of Reorganization (“acquisition agreement”) dated as of January 20, 2009, by and among Private, the Game Link companies and the shareholders of the GameLink companies. The GameLink companies are engaged in the business of digital distribution of adult content over the Internet and online eCommerce development. The acquisition was made in order to further Private’s goal of becoming a leading global digital distributor of adult content over the Internet.

~~The acquisition was accomplished by the merger of two wholly-owned subsidiaries of Private into the two parent companies of the GameLink businesses, with the shareholders of those entities receiving 8,534,309 shares of Private common stock in exchange for 100% of their interests in the GameLink companies. In addition, the former shareholders of the GameLink companies (the “GameLink Shareholders”) are entitled to receive up to an additional 4,595,397 shares of Private common stock (“Earnout Shares”) if the combined EBITDA (earnings before interest, taxes, depreciation and amortization) of the online digital media operations of Private and the GameLink companies meet specified targets in 2009, 2010 and 2011.~~ GameLink is a leading US adult entertainment video on demand (VOD) and eCommerce platform through its GameLink.com website. The site’s installed user base represents over one million domestic and international customers and it serves over 10,000 users daily. Including 60,000 video titles, GameLink has the largest library of digital and physical adult media and novelties in the United States. The Company offers VOD in multiple media formats including streaming and downloads to computers and iPhones. GameLink’s infrastructure is the most robust in the industry and is highly flexible, customizable and scalable designed to support multiple retail strategies and products simultaneously. Additionally, through its related companies, GameLink offers third-party and white-label ecommerce solutions and development. For the year ended 2008 the GameLink companies reported net sales of USD 16.4 million.

The acquisition of GameLink is a significant development that we expect will substantially contribute to our growth, while creating economies of scale. We have been establishing our digital strategy and concluded that the combination of Private with a major online retailer and accomplished platform developer is the approach to achieving our goals in the rapidly changing business landscape. We believe that the combined content assets of Private and core competencies of GameLink offer a compelling new business model.

The acquisition was accomplished by the merger of two wholly-owned subsidiaries of Private into the two parent companies of the GameLink businesses, with the shareholders of those entities receiving 8,534,309 shares of Private common stock in exchange for 100% of their interests in the

GameLink companies. In addition, the former shareholders of the GameLink companies (the “GameLink Shareholders”) are entitled to receive up to an additional 4,595,397 shares of Private common stock (“Earnout Shares”) if the combined EBITDA (earnings before interest, taxes, depreciation and amortization) of the online digital media operations of Private, including the GameLink companies, meet specified targets in 2009, 2010 and 2011. The recipients of these shares have been granted piggyback registration rights by Private. However, most of the shares are subject to a lockup agreement which prohibits their sale or transfer until January 21, 2010.

Using an exchange rate of EUR 0.75 per 1.00 USD, the agreed EBITDA targets of the combined online media operations of Private and GameLink for 2009, 2010 and 2011 are as follows:

2009 - $5,210,000

2010 - $8,013,000

2011 - $9,329,000

The manner in which the Earnout Shares are earned in relation to the combined EBITDA targets is as follows. For each of the years ended December 31, 2009, 2010 and 2011 in which the actual EBITDA of the online digital media operations equals or exceeds the target EBITDA, the GameLink Shareholders are entitled to receive 1,531,799 shares of Private common stock. If there is a shortfall in the actual EBITDA compared to the target EBITDA in any year, instead of receiving 1,531,799 target shares for that year, the GameLink Shareholders are entitled to receive a pro rata portion of the target shares for that year, based upon the ratio between the actual EBITDA and the target EBITDA for that year. In such event, if the actual EBITDA required in the following year(s) exceeds the target EBITDA, in addition to the 1,531,799 target shares earned for the following year(s), the GameLink Shareholders are entitled to recover all or a portion of unearned target shares from the prior year(s) based upon the amount by which actual EBITDA exceeds the target EBITDA in the subsequent year. No shares may be earned after 2011.

~~As part of the acquisition, the owners of the Game Link companies agreed to continue to be employed by Private for a period of three years following the acquisition, with either party having the right to terminate their employment agreement for specified reasons. The employment agreement with one of the owners, Ilan Bunimovitz, provided for him to be appointed to Private’s Board of Directors by March 2009 and to serve as a director until 2012. Under a separate agreement entered into in connection with the acquisition of Game Link, Berth Milton, our Chairman, agreed to vote Private shares beneficially owned by him in favor of Mr. Bunimovitz’s election to the Board of Directors in 2009, 2010 and 2011, so long as Mr. Bunimovitz continues to be employed by the Company.~~

~~Why the Company Needs Shareholder Approval~~

~~The Company’s common stock is listed on the NASDAQ Global Market, and therefore it is subject to the NASDAQ listing rules.~~ On October 29, 2009, Private completed the acquisition of the business of Sureflix Digital Distribution Inc. and Sureflix Digital Logistics Inc., companies engaged in the business of digital distribution of premium adult content. Because the determination of actual EBITDA is based upon the consolidated online digital media operations of Private and its subsidiaries, effective as of the Sureflix acquisition date, the results of operations of these acquired companies will be included in determining whether the target EBITDA has been achieved.

The total fair value of the acquisition, computed based upon the closing price of Private common stock on the acquisition date, January 20, 2009, is EUR 10,219,000 (USD 13,272,000), and assumes the EBITDA targets are met in 2009, 2010 and 2011. The Company believes that the target EBITDA will be achieved by the end of the contingency period in 2011. The following table summarizes the consideration paid for GameLink and the amounts of the assets acquired and liabilities assumed recognized at the acquisition date:

January, 20 2009
EUR (in thousands)
Consideration
Equity Instruments (8,534,309 common shares of Private)	6,644
Contingent consideration arrangement (4,595,397 common shares of Private)	3,575

Fair value of total consideration transferred	10,219

Recognized amounts of identifiable assets acquired and liabilities assumed
Financial assets	233
Inventory	217
Property, plant, and equipment	3,371
Identifiable intangible assets	1,904
Financial liabilities	(3,480)

Total identifiable net assets	2,245
Goodwill	7,974

10,219

The fair value of the acquired property, plant, and equipment of EUR 3,371,000 is provisional pending receipt of the final valuation. The fair value of the identifiable intangible assets of EUR 1,904,000, comprises trade and domain names. The trade and domain names have an indefinite estimated useful life. The fair value of these assets is provisional pending receipt of the final valuation.

The Company has not included in this Proxy Statement historical financial statements for the GameLink companies or pro forma financial statements relating to the acquisition of the GameLink companies. This information is not being provided as the Company has determined that the acquisition of the GameLink companies is not “significant” within the meaning of applicable SEC financial reporting rules.

As part of the acquisition, the owners of the Game Link companies agreed to continue to be employed by Private for a period of three years following the acquisition, with either party having the right to terminate their employment agreement for specified reasons. The employment agreement with one of the owners, Ilan Bunimovitz, provided for him to be appointed to Private’s Board of Directors by March 2009 and to serve as a director until 2012. Under a separate agreement entered into in connection with the acquisition of Game Link, Berth Milton, our Chairman, agreed to vote Private shares beneficially owned by him in favor of Mr. Bunimovitz’s election to the Board of Directors in 2009, 2010 and 2011, so long as Mr. Bunimovitz continues to be employed by the Company.

Why the Company Needs Shareholder Approval

Under the laws of the State of Nevada, the Company’s state or incorporation, the Company is not required to obtain the approval of its shareholders in order to complete the acquisition of the GameLink companies. However, the Company’s common stock is listed on the NASDAQ Global

Market, and therefore it is subject to the NASDAQ listing rules, including rules governing the issuance of a listed company’s securities. NASDAQ Marketplace Rule 5635 (formerly Rule 4350) requires NASDAQ-listed issuers to obtain shareholder approval prior to any issuance of stock in connection with the acquisition of stock or assets of another company, where, due to the present or potential issuance of common stock, the common stock has or will have upon issuance voting power equal to or in excess of 20% of the voting power outstanding before the issuance of stock, or the issuance of stock would equal 20% or more of the total number of shares of common stock outstanding immediately prior to the transaction.

On January 20, 2009, immediately prior to the acquisition of the GameLink companies, Private had 53,580,494 shares of its common stock outstanding. Under the terms of the acquisition agreement, 8,534,309 shares were issued at the closing, and up to an additional 4,595,397 shares were issuable, based upon achieving the Earnout targets. If more than 10,716,098 shares are issuable in connection with the acquisition, the number of shares issued in excess of that amount would exceed the NASDAQ 20% limit. Therefore, if more than 2,181,789 of the 4,595,397 Earnout Shares were earned, issuance of Earnout Shares in excess of 2,181,789 shares would cause Private to exceed the 20% limit. If the Earnout Shares are fully earned, the GameLink Shareholders would be entitled to receive an additional 2,413,613 shares (subject to receipt of the requisite shareholder approval of the issuance of the additional 2,413,613 shares). Accordingly, to comply with the terms of NASDAQ Marketplace Rule 5635, the Company must obtain shareholder approval before issuing more than 2,181,789 Earnout Shares.

The acquisition agreement provided that Private would not be required to issue shares of common stock in excess of 20% of the number of shares of common stock outstanding immediately prior to the acquisition unless and until shareholder approval of the additional issuance was obtained in accordance with NASDAQ rules. The acquisition agreement required Private to use commercially reasonable efforts to obtain shareholder approval at its 2009 Annual Meeting of Shareholders and, in any event, prior to the time that Private would be obligated to issue shares in excess of the NASDAQ limit. In addition, pursuant to a Voting Agreement entered into on the acquisition date by and among Private, the GameLink shareholders and Berth Milton, Private’s majority shareholder, Mr. Milton agreed to vote all shares beneficially owned by him in favor of the issuance of the shares issued or issuable in connection with the GameLink acquisition at the 2009 Annual Meeting of Shareholders.

Effect of Failure to Obtain Shareholder Approval of Proposal No. 2

If the shareholders do not approve Proposal No.2 and Earnout Shares are otherwise earned in excess of 2,181,789 shares, Private will be required to pay that portion of the Earnout Shares in excess of 2,181,789 shares in cash determined based upon the fair market value of the Earnout Shares otherwise issuable at the time of issuance. If the shareholders do not approve Proposal No.2 at the Annual Meeting, then the Board intends to continue to seek shareholder approval thereof at the Company’s expense.

Effect of Shareholder Approval of Proposal No. 2

If the shareholders approve Proposal No.2, and more than 2,189,789 Earnout Shares are earned under the terms of the acquisition agreement, then the Company will be able to issue these additional shares in compliance with NASDAQ Marketplace Rule 5635 in lieu of cash.

Interest of Certain Persons

Ilan Bunimovitz, our CEO and director, is one of the GameLink Shareholders. He has received 6,200,175 shares of common stock under the acquisition agreement in consideration of his interest as a GameLink Shareholder, and he is also entitled to receive his pro rata share (72.65%) of the 4,595,397 Earnout Shares (up to 3,338,556 shares), in proportion to his ownership of the GameLink companies at the time of the acquisition, when and as earned under the acquisition agreement. Accordingly, if Proposal No. 2 is approved Mr. Bunimovitz would be entitled to receive up to 3,338,556 shares, depending upon the number of Earnout Shares earned under the acquisition agreement. If Proposal No. 2 is not approved Mr. Bunimovitz would only be able to receive 1,585,066 of the 3,338,556 shares, and would entitled to receive in cash the value of up to an additional 1,753,490 shares, depending upon the number of Earnout Shares earned, based upon the fair market value of the shares at the time their issuance would otherwise be required under the acquisition agreement.

Pursuant to a Voting Agreement entered into by and among Private, the GameLink shareholders and Berth Milton, Private’s Chairman and majority shareholder, Mr. Milton has agreed to vote all shares beneficially owned by him in favor of the issuance of the shares issued or issuable in connection with the GameLink acquisition at the 2009 Annual Meeting of Shareholders.

Vote Required for Approval

Under NASDAQ Marketplace Rule 5635 a majority of the total votes cast on Proposal No. 2 is required for shareholder approval, exclusive of shares issued in connection with the acquisition. Broker non-votes and abstentions will have no effect on the outcome.

Our Board of Directors recommends a vote FOR the approval of the issuance of shares of common stock in connection with the acquisition of the GameLink companies.